                                       Filed Pursuant to Rule 424(b)(5)
                                       Registration Nos. 333-77569 and 333-72546

 Prospectus Supplement
(To Prospectus dated November 28, 2001)

(LOGO)

MERCK & CO., INC.

$500,000,000
4.375% Notes due 2013

Interest payable February 15 and August 15

ISSUE PRICE: 99.305%

The notes will mature on February 15, 2013. The notes are not redeemable prior to their scheduled maturity. Interest will accrue from February 18, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                                                    PRICE TO     DISCOUNTS AND   PROCEEDS TO
                                                     PUBLIC       COMMISSIONS    THE COMPANY
---------------------------------------------------------------------------------------------
Per Note                                          99.305%         0.250%         99.055%
---------------------------------------------------------------------------------------------
Total                                             $496,525,000    $1,250,000     $495,275,000
---------------------------------------------------------------------------------------------

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors on or about February 18, 2003.

JPMORGAN
              SALOMON SMITH BARNEY
                              THE WILLIAMS CAPITAL GROUP, L.P.

February 10, 2003

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF MERCK & CO., INC. SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                               PAGE
                                                               ----
Recent Developments.........................................   S-3
Ratios of Earnings to Fixed Charges.........................   S-4
Description of the Notes....................................   S-4
Underwriting................................................   S-6
Validity of the Notes.......................................   S-7
Experts.....................................................   S-7

                                   PROSPECTUS

                                                               PAGE
                                                               ----
About this Prospectus.......................................     2
Merck.......................................................     3
Ratios of Earnings to Fixed Charges.........................     3
Use of Proceeds.............................................     3
Description of Debt Securities We May Offer.................    13
Plan of Distribution........................................    13
Validity of Debt Securities.................................    13
Experts.....................................................    13
Where You Can Find More Information.........................    14

                              RECENT DEVELOPMENTS

     On January 28, 2003, Merck & Co., Inc. announced its fourth quarter and full year 2002 results. Merck's consolidated net income was $7,149.5 million in 2002, compared to $7,281.8 million in 2001. Consolidated sales grew 9% to $51.8 billion for the year, while Merck's human health sales in its core pharmaceuticals business increased 1% for the year. Merck's consolidated net income for the fourth quarter of 2002 was $1,889.8 million, compared to $1,860.9 million for the same period in 2001. Consolidated sales grew 11% in the fourth quarter of 2002 to $13.9 billion, while Merck's human health sales in its core pharmaceuticals business increased 8% for the fourth quarter, including a 1% benefit from foreign exchange. Merck's five largest-selling products - ZOCOR, FOSAMAX, COZAAR and HYZAAR*, SINGULAIR and VIOXX - collectively had increased sales of 18% for the fourth quarter of 2002 as compared with the same period in 2001.

     Merck's consolidated sales growth also reflected the impact of Medco Health Solutions, Inc.'s sales, which increased 14% in 2002. On a stand-alone basis, Medco Health's net revenues increased 13% to $33.0 billion in 2002, including retail co-payments of approximately $6,456.8 million. Medco Health's net revenues -- reported on a stand alone basis -- increased by 11% to $8.5 billion in the fourth quarter of 2002, including retail co-payments of approximately $1,652.4 million. Merck remains fully committed to the establishment of Medco Health as a separate, publicly traded company and intends to complete the separation in mid-2003, subject to market conditions.

     As we reported on our Current Report on Form 8-K dated December 9, 2002, Medco Health has agreed to settle a series of class-action lawsuits that challenged Medco Health's position under the Employee Retirement Income Security Act, or ERISA. Under ERISA, those with responsibility for overseeing certain benefit plans -- such as retirement plans and health insurance plans -- are known as "fiduciaries" and are obligated to ensure that decisions are made in the best interest of the plans and plan members. Medco Health has contractual and indirect relationships with many plan fiduciaries or plan sponsors. However, Medco Health believes that it is not a fiduciary under ERISA as the plaintiffs asserted, and this settlement does not change that position. Medco Health has always maintained that the plaintiffs' claims were without merit. Under the terms of the proposed settlement, which was agreed to by plaintiffs in five of six initial lawsuits filed against Medco Health and requires the approval of the U.S. District Court for the Southern District of New York, plaintiffs will release various legal claims against Medco Health and Merck -- without any admission of liability by either company -- in return for financial compensation to eligible members of the settlement class. That class includes ERISA -- plans for which Medco Health has administered a pharmacy benefit at any time since December 17, 1994. The court will hold a hearing and consider objections to the settlement. Final resolution of the legal matter is expected to take several months.

     In addition to cash compensation of $42.5 million, under the proposed settlement Medco Health has voluntarily agreed to modify or continue certain business processes that are designed to ensure clients have an even greater understanding of, and realize maximum value for, their investment in pharmacy healthcare services. The practices include, among other items, keeping clients regularly updated on changes to standard formularies and providing notice when generic equivalents to branded pharmaceuticals become available on the market. They also include affirmatively notifying clients of new proposed therapeutic interchanges when they involve an interchange of a lower-cost drug to a higher-cost drug on an average wholesale price, or AWP, basis. In these situations, Medco Health will provide clients with information on the AWP of each drug and the cost of each drug after ingredient cost discounts and formulary rebates. Clients will have the opportunity to decline participation in that particular interchange.

     Upon final approval, the settlement would resolve nearly all pending and potential litigation by plans against Medco Health and Merck based on ERISA and similar claims, for events occurring up to the date of the settlement. Only those claims by plans that affirmatively opt out of the settlement would survive.
---------------

* COZAAR and HYZAAR are registered trademarks of E.I. DuPont de Nemours & Company, Wilmington, DE, USA.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     Our consolidated ratios of earnings to fixed charges for the nine months ended September 30, 2002 and for the fiscal years ended December 31, 1997 through 2001 are as follows:

                                                       YEARS ENDED DECEMBER 31,
NINE MONTHS ENDED    --------------------------------------------------------------------------------------------
SEPTEMBER 30, 2002         2001               2000               1999               1998               1997
------------------   ----------------   ----------------   ----------------   ----------------   ----------------
        15               13                 12                 16                 24                 28

     For purposes of computing these ratios, "earnings" consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, equity income (loss) from affiliates, net of distributions, and dividends on preferred stock of subsidiary companies. "Fixed charges" consist of one-third of rents, interest expense as reported in Merck's consolidated financial statements and dividends on preferred stock of subsidiary companies.

     We have corrected these ratios from those previously reported to reflect primarily (i) certain deductions from earnings from affiliates and (ii) the implied tax effect on preferred stock dividends paid by Merck.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the 4.375% Notes due 2013 offered hereby supplements the general description of debt securities set forth in the prospectus.

GENERAL

     The notes will initially be limited to $500,000,000 aggregate principal amount and will mature on February 15, 2013. The notes are not redeemable prior to their scheduled maturity. The notes will bear interest from February 18, 2003 at the rate per annum shown on the cover page of this Prospectus Supplement. Interest will be payable on February 15 and August l5 of each year, commencing August 15, 2003, to the person in whose name the notes were registered at the close of business on the preceding February 1 or August 1, as the case may be. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months. If any payment date for the notes is not a business day, we will make the payment on the next business day, but we will not be liable for any additional interest as a result of the delay in payment. By business day, we mean any Monday, Tuesday, Wednesday, Thursday or Friday which is not a day when banking institutions in the place of payment are authorized or obligated to be closed. The notes are unsecured and will rank equally with all our other unsecured and unsubordinated indebtedness.

     The full defeasance and covenant defeasance provisions of the indenture described under "Description of Debt Securities We May Offer -- Defeasance" in the Prospectus will apply to the notes.

FURTHER ISSUES

     We may, without the consent of holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes. Any additional notes, together with the notes covered in this prospectus supplement, will constitute a single series of notes under the indenture. No additional notes may be issued if an event of default has occurred with respect to the notes.

BOOK-ENTRY SYSTEM

     Upon issuance, the notes will be represented by one or more global notes. Each global note will be deposited with, or on behalf of, The Depository Trust Company, as depository, and registered in the name of a nominee of the depository.

     Ownership of beneficial interests in a global note will be limited to institutions that have accounts with the depository or its nominee or persons that may hold interests through participants. We have been advised by the depository that upon receipt of any payment of principal of, or interest on, a global note, the depository will credit, on its book-entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of the depository. Ownership of beneficial interests by participants in the global note will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by the depository or its nominee. Ownership of beneficial interests in the global note by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within such participant will be effected only through, records maintained by participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in the global note.

     Payment of principal of, and interest on, any global note registered in the name of or held by the depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner of the global note. Payments by participants to owners of beneficial interests in a global note held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the sole responsibility of the participants. None of us, the trustee, the underwriters, nor any agent of ours or the trustee will have any responsibility or liability for any aspects of the depository's records or any participant's records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any of the depository's records or any participant's records relating to the beneficial ownership interests.

     No global note may be transferred except as a whole by the depository to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository.

     No global note may be exchanged in whole or in part for notes registered, and no transfer of a global note in whole or in part may be registered, in the name of any person other than the depository or any nominee of the depository unless (i) the depository has notified Merck that it is unwilling or unable to continue a depository for such global note or has ceased to be qualified to act as such as required by the indenture, (ii) there has occurred and is continuing an event of default with respect to the notes or (iii) we determine in our sole discretion at any time that the global note shall be so exchangeable.

     Any global note that is exchangeable pursuant to the preceding sentence shall be exchangeable in whole for separate notes in registered form of any authorized denomination and of like tenor and aggregate principal amount. These notes shall be registered in the name or names of such person or persons as the depository instructs the trustee. We expect that these instructions would be based upon directions received by the depository from its participants with respect to ownership of beneficial interests in such global note.

     As long as the depository, or its nominee, is the registered holder of a global note, the depository or such nominee, as the case may be, will be considered the sole owner and holder of such global note for all purposes under the notes and the indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a global note will not be entitled to have such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in exchange therefor and will not be considered to be the owners or holders of such global note for any purpose under the notes or the indenture. Accordingly, each person owning a beneficial interest in the global note must rely on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

     The Indenture provides that the depository, as a holder, may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver, or other action which a holder is entitled to give or take under the indenture.

     The depository has advised us as follows: the depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in these securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The depository's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations, some of whom (and/or their representatives) own the depository. Access to depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the notes will be made in immediately available funds. So long as the notes are represented by one or more global notes, we will make all payments of principal and interest in immediately available funds.

     So long as the notes are represented by one or more global notes registered in the name of the depository or its nominee and its procedures so permit, the notes will trade in the depository's Same-Day Funds Settlement System, and secondary market trading activity in the notes will therefore be required by the depository to settle in immediately available funds.

THE PAYING AGENT AND SECURITY REGISTRAR

     U.S. Bank Trust National Association is the paying agent and security registrar with respect to the notes.

                                  UNDERWRITING

     The underwriters for this offering named below have entered into a pricing agreement and an underwriting agreement with respect to the notes. Subject to certain conditions in the Underwriting Agreement, each underwriter named below has severally agreed to purchase the principal amount of the notes indicated in the following table:

                                                            PRINCIPAL AMOUNT
UNDERWRITERS                                                    OF NOTES
------------                                                ----------------
J.P. Morgan Securities Inc...............................     $375,000,000
Salomon Smith Barney Inc.................................      100,000,000
The Williams Capital Group, L.P..........................       25,000,000
                                                              ------------
          Total..........................................     $500,000,000
                                                              ============

     Under the terms and conditions of the underwriting agreement, the underwriters are obligated to take and pay for all the notes if any are taken.

     The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

     The underwriters initially propose to offer the notes directly to the public at the offering price described on the cover page. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

     We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

     In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

     Our estimated expenses associated with this offering are approximately $225,000. The underwriters have agreed to reimburse us for $140,000 of these expenses.

     In the ordinary course of their respective business, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. William B. Harrison, the Chairman and Chief Executive Officer of J. P. Morgan Chase & Co., of which J. P. Morgan Securities Inc. is a subsidiary, is also a member of our Board of Directors.

                             VALIDITY OF THE NOTES

     The validity of the notes will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has from time to time provided legal services to us. Sullivan & Cromwell LLP also performed services for us in connection with the offering of the notes described in this prospectus supplement.

                                    EXPERTS

     The financial statements incorporated in the accompanying prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2001 were so incorporated in reliance on a report of Arthur Andersen LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting. That report was issued on March 21, 2002 and has not been reissued by Arthur Andersen since that date.

     Arthur Andersen was convicted on June 15, 2002 of federal obstruction of justice in connection with its actions regarding Enron Corp. and ceased to practice before the Securities and Exchange Commission as of August 31, 2002. Arthur Andersen consented to the incorporation by reference of its audit report relating to our annual consolidated financial statements into the registration statement of which the prospectus forms a part. Arthur Andersen also satisfied the Commission's requirements to certify to us that the audit was subject to its quality control system to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and that there was appropriate continuity of its personnel working on the audit, availability of national office consultation, and availability of personnel at its foreign affiliates to conduct the relevant portions of the audit. Nevertheless, as a result of the events arising out of Arthur Andersen's conviction you may have no effective remedy against it in connection with a material misstatement or omission in the financial statements it audited. Moreover, the events arising out of Arthur Andersen's conviction may adversely affect the ability of Arthur Andersen to satisfy any successful claim.